December 21, 2010

Mr. Michael Pacult
Chief Executive Officer
Bromwell Financial Fund, Limited Partnership
505 Brookfield Drive
Dover, Delaware 19901

> **Re:** **Bromwell Financial Fund, Limited Partnership**
> **Form 10-K for the year ended December 31, 2009**
> **Filed on March 31, 2010**
> **Form 10-Q for the period ended March 31, 2010**
> **Filed on May 20, 2010**
> **File No. 333-85755**

Dear Mr. Michael Pacult:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2010

1. Reference is made to your filing on May 20, 2010. It appears that instead of filing the Form 10-Q for the period ended March 31, 2010, the Form 12B-25 Notification of Late Filing was filed again in error. Please amend to file the appropriate Form 10-Q for the period ended March 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3413 if you have any questions.

Sincerely,

Cicely LaMothe
Branch Chief